Exhibit 99.22

May 7, 2019 #2019-08

Midas Gold Reports Results of Annual General Meeting

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX) ("Midas Gold" or the "Company") today announced the results of its annual general meeting (the “AGM”), which was held in Vancouver on May 7, 2019. Following the meeting, Stephen Quin, President and CEO, provided those present with an overview of the Company’s progress over the past year and its plans going forward.

Annual General Meeting Voting Result

A total of 156,623,640 million common shares were represented at the AGM, or 66.4% of the votes attached to all outstanding shares at the Company’s record date of March 13, 2019. The Company’s shareholders voted in favour of the election of all director nominees listed in the Company’s management information proxy circular. Detailed results of the vote for the election of directors are as follows:

Name of Nominee	Votes For	Votes Withheld	Total Votes*	Percentage of Votes For*	Percentage of Votes Withheld*
Keith Allred	111,431,970	284,741	111,716,711	99.75%	0.25%
Jaimie Donovan	107,217,662	4,498,049	111,715,711	95.97%	4.03%
Brad Doores	111,393,492	323,219	111,716,711	99.71%	0.29%
Marcelo Kim	107,120,697	4,596,014	111,716,711	95.89%	4.11%
Peter Nixon	111,432,813	283,898	111,716,711	99.75%	0.25%
Stephen Quin	107,221,255	4,495,456	111,716,711	95.98%	4.02%
Javier Schiffrin	107,147,845	4,568,866	111,716,711	95.91%	4.09%
Donald Young	111,388,658	328,053	111,716,711	99.71%	0.29%

*	Not all shares were voted in respect of all motions therefore the combined number of shares voted for or withheld may not add up to the total votes represented at the meeting.

The directors were elected to hold offices until the next annual meeting of shareholders or until their successors are elected or appointed.

The Company’s shareholders also approved the appointment of Deloitte LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ending December 31, 2019 (99.39% voted in favour).

Detailed voting results for the meeting are available on SEDAR at www.sedar.com.

Corporate Update

Following the AGM, Stephen Quin, President & CEO of Midas Gold Corp. provided an update in respect of the Stibnite Gold Project, noting progress on advancing the project towards completion of a feasibility study and advancing the regulatory assessment process for site restoration and mine development.

For further information about Midas Gold Corp., please contact:

Liz Monger – Manager, Investor Relations

(t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook:  www.facebook.com/midasgoldidaho

Twitter:  @MidasIdaho

www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.